| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-53696 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING    01/01/2021    AND ENDING    12/31/2021

                            MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ENDEAVOR CAPITAL HOLDINGS GROUP, LLC

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 BROAD STREET

(No. and Street)

| NEW YORK | NY | 10004 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| JON DEMICHIEL | 212-668-4600 | jdemichiel@endeavor-cap.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC

(Name – if individual, state last, first, and middle name)

| 250 WEST 54TH STREET - 9TH FLOOR | NEW YORK | NY | 10019 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 01/06/2010 | 3686 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

### FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, **JON DEMICHIEL** , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **ENDEAVOR CAPITAL HOLDINGS GROUP, LLC** , as of **0**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 23

Notary Public

Signature

Title: President

**This filing\*\* contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ENDEAVOR CAPITAL HOLDINGS GROUP, LLC

Statement of Financial Condition

December 31, 2021

**ENDEAVOR CAPITAL HOLDINGS GROUP, LLC**

**December 31, 2021**

Table of Contents



Adeptus Partners, LLC
Accountants | Advisors
200 Mamaroneck Avenue, Suite 502
White Plains, NY 10601
Phone: 212.758.8050
Fax: 212.826.5037
www.AdeptusCPAs.com

Ad3ptus

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Endeavor Capital Holdings Group, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Endeavor Capital Holdings Group, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Endeavor Capital Holdings Group, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of Endeavor Capital Holdings Group, LLC's management. Our responsibility is to express an opinion on Endeavor Capital Holdings Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Endeavor Capital Holdings Group , LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Adeptus Partners, LLC*

We have served as Company's auditor since 2021.

Ocean, NJ
May 13, 2022

ENDEAVOR CAPITAL HOLDINGS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 21,995 |
| Due from related party (Note 4) | | 16,590 |
| **TOTAL ASSETS** | **$** | **38,585** |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accounts Payable and accrued expenses | $ | 7,650 |
| **TOTAL LIABILITIES** | | 7,650 |
| Commitments and Contingencies (Notes 3 and 4) | | |
| Member's Equity (Note 3) | | 30,935 |
| **TOTAL MEMBER'S EQUITY** | | 30,935 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$** | **38,585** |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Endeavor Capital Holdings Group, LLC. (the "Company") is a New York limited liability company, and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Endeavor Holdings, Inc. (the "Parent"). The Company is not currently conducting business.

The liabilities of the member are limited to capital investment.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Revenue Recognition</u>

The Company records securities transactions and related revenue and expenses on a trade date basis. Private placement fees are recorded upon the completion of the private securities offering.

<u>Income Taxes</u>

The financial statements do not include a provision for income taxes because the Company is not a taxable entity and all of the Company's earnings are reported on the Parent's tax returns.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax-related appeals or litigation processes based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations, and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2021.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $14,345 which is $9,345 in excess of its required net capital minimum of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.5333 to 1.

During the year ended December 31, 2020, the Company was not out of compliance with its required minimum net capital under Rule 15c3-1 at any time. Had they been in net capital non-compliance, the SEC and the FINRA would have been notified as per regulations. The Company was inactive during the year ended December 31, 2020 and did not conduct a securities business.

## NOTE 4 – MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with a related entity in which the Company utilized the services of the related entity in exchange for a total 2020 annual expense allocation of $18,547.50, comprised of $16,747.50 for their share in the use of office space, and $1,800 for their share in the use of communications equipment.

Additionally, for the year ended December 31, 2021, the Company also received from the related entity $112,000 in cash contributions, resulting in total member contributions of $130,548.

Also, the Company has an outstanding member advance balance due from officer to Company of $16,590. This amount has no specific terms of repayment, nor is imposed a set interest rate. It is due upon demand.

## NOTE 5 - 15C3-3 EXEMPTION

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession and control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions, if any, are executed and cleared on behalf of the Company by its clearing broker-dealer, of which there were none in 2021, nor was an active clearing agreement with a clearing broker-dealer in place at any time in 2021.

## NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company may engage in various corporate financing and investment banking activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty with which it conducts business.

The Company's financial instruments, including cash and cash equivalents, deposits with a clearing-broker, amounts due from related parties, and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 7 - GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had no revenues in 2021 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. A Member has pledged any additional support to the Company to enable it to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021 through the date that the financial statements were issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.